CM

03012424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41848

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 6 2003 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fund Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 Greenway Plaza, Suite 100
(No. and Street)

Houston	**Texas**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David E. Hessel **713- 214-1452**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1401 McKinney, Suite 1200	**Houston**	**TX**	**77010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, David E. Hessel, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fund Management Company as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David E. Hessel
Assistant Vice President and
Treasurer

DELORES A. HUTCHING
Notary Public, State of Texas
My Commission Expires
October 14, 2006

Notary Public

This report*** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	An Oath or Affirmation
x	(c)	Statement of Financial Condition
x	(d)	Statement of Operations
x	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
x	(f)	Statement of Cash Flows
N/A	(g)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(h)	Computation of Net Capital Pursuant to Rule 15c3-1
N/A	(i)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
N/A	(j)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
N/A	(k)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Exemptive Provision of Rule 15c3-3
N/A	(l)	Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
N/A	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
N/A	(n)	A copy of the SIPC Supplemental Report
N/A	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(p)	Independent Auditors' Supplementary Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Financial Statements and Supplemental Information

Fund Management Company
Year ended December 31, 2002
With Report and Supplementary Report of Independent Auditors

Fund Management Company

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Fund Management Company

We have audited the accompanying statement of financial condition of Fund Management Company (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Management Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
January 21, 2003

Fund Management Company

Statement of Financial Condition

December 31, 2002

Assets	
Cash equivalents, affiliated registered investment companies	**$ 2,819,328**
Due from affiliated registered investment companies	**96,000**
Other assets	**35,824**
Total assets	**$ 2,951,152**
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliated companies	**$ 712,619**
State taxes payable	**158,695**
Total liabilities	**871,314**
Stockholder's equity:	
Common stock, $1 par value, authorized 1,000,000 shares; 50,000 shares issued and outstanding	**50,000**
Retained earnings	**2,029,838**
Total stockholder's equity	**2,079,838**
Total liabilities and stockholder's equity	**$ 2,951,152**

See accompanying notes.

Fund Management Company

Statement of Operations

Year ended December 31, 2002

Income:	
Marketing servicing fees allocated from affiliates	**$18,800,000**
Distribution fees	**1,721,227**
Interest and other income	**35,026**
Total operating income	**20,556,253**
Expenses:	
Allocations from affiliates	**4,599,829**
Compensation allocation from affiliates	**8,731,019**
Total operating expenses	**13,330,848**
Income before income taxes	**7,225,405**
Income tax expense:	
Current	**2,717,474**
Net income	**$ 4,507,931**

See accompanying notes.

Fund Management Company

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2001	$ 50,000	$ 1,576,753	$ 1,626,753
Net income	–	**4,507,931**	**4,507,931**
Dividends paid	–	**(4,054,846)**	**(4,054,846)**
Balance, December 31, 2002	**$ 50,000**	**$ 2,029,838**	**$ 2,079,838**

See accompanying notes.

Fund Management Company

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	**$ 4,507,931**
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Decrease in due from affiliated registered investment companies	**48,000**
Increase in other assets	**(3,743)**
Increase in due to affiliated companies	**346,173**
Increase in state taxes payable	**139,452**
Total changes in operating assets and liabilities	**529,882**
Net cash provided by operating activities	**5,037,813**
Cash flows from financing activities	
Dividends paid	**(4,054,846)**
Net cash used in financing activities	**(4,054,846)**
Net increase in cash equivalents	**982,967**
Cash equivalents, beginning of year	**1,836,361**
Cash equivalents, end of year	**$ 2,819,328**

See accompanying notes.

Fund Management Company

Notes to Financial Statements and Supplemental Information

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

Fund Management Company (the Company) is a wholly owned subsidiary of A I M Advisors, Inc. (Advisors). Advisors is owned by A I M Management Group, Inc. (Management), which in turn is owned by AVZ, Inc. (AVZ), the ultimate U.S. parent of the Company. AVZ is owned by AMVESCAP PLC, a publicly traded holding company that, through its subsidiaries, is engaged in institutional investment management and retail mutual fund businesses in North America, Europe, and the Pacific Region.

The Company is registered as a broker-dealer in Securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for affiliated registered investment companies.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to 12b-1 plans (Investment Company Act of 1940) adopted by the registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the registered investment company. The fees are based on a specified annual percentage of the affiliated registered investment company's average daily net assets and are accrued on a monthly basis.

Transactions With Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue from Advisors for services performed in marketing efforts for affiliated registered investment companies managed by those companies. The revenue allocation is intended to reimburse the Company for current expenses.

1. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by AVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35 percent) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was 37.6 percent primarily due to the effect of state taxes. At December 31, 2002, there were no deferred tax assets or liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1, as defined. At December 31, 2002, the Company had net capital of $1,802,274 which exceeded required net capital of $58,087 by $1,744,187. The ratio of aggregate indebtedness to net capital was 0.48 to 1 at December 31, 2002.

3. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Year ended December 31, 2002

Net capital:	
Stockholder's equity, as reported on statement of financial condition	**$ 2,079,838**
Less – nonallowable assets:	
Due from affiliated registered investment companies	**96,000**
Other assets	**35,824**
	131,824
Less – adjustments:	
Haircuts on cash equivalents	**56,387**
Excess insurance deductible	**89,353**
Net capital	**$ 1,802,274**
Aggregate indebtedness	**$ 871,314**
Net capital requirement	**$ 58,087**
Net capital in excess of required amount	**$ 1,744,187**
Ratio of aggregate indebtedness to net capital	**.48 to 1**

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002, Part IIA Focus filing.

Exemptive Provision of Rule 15c3-3

December 31, 2002

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors of
Fund Management Company

In planning and performing our audit of the financial statements of Fund Management Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
January 21, 2003